June  18,  2004

U.S.  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Attn:  Mr.  Michael  R.  McCoy

Re:  Payment  Data  Systems,  Inc.
     Registration  Statement  on  Form  SB-2
     File  No.  333-114925

Dear  Mr.  McCoy:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Payment Data Systems, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-114925) originally filed on April 28, 2004, together with all exhibits thereto (collectively, the "Prospectus").

The Prospectus covered the sale of up to 40,000,000 shares of our common stock by a stockholder

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Prospectus in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

Please forward copies of the order consenting to the withdrawal of the Prospectus to the undersigned at 12500 San Pedro, Suite 120, San Antonio, Texas 78216 and Amy Trombly, Esq. 1163 Walnut Street, Suite 7, Newton, MA 02461. If you have any questions regarding this request, please call Ms. Amy Trombly at
(617)243-0050.

Thank  you  for  your  assistance.

Very  truly  yours,

Payment  Data  Systems,  Inc.

By:  /s/  Michael  R.  Long
--------------------------
Michael  R.  Long
Chairman  of  the  Board,
Chief  Executive  Officer  and  Chief  Financial  Officer